UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .
Commission file numbers 1-13796 and 333-117248.
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc.
Capital Accumulation Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.
4370 Peachtree Rd. NE Atlanta, Georgia 30319

GRAY TELEVISON, INC.
FORM 11-K
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated May 12, 2006.
(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 27, 2006 being filed as an exhibit to this report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 27, 2006	By:	/s/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number

23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 1-13796 and No. 333-117248	10

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedules
December 31, 2005 and 2004

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2005 and 2004

Page(s)
Reports of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
EX-23.1 CONSENT OF MCGLADREY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2005 and 2004, and the changes in its financial status for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
West Palm Beach, Florida
May 12, 2006

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets

Investments
Participant-directed
Mutual funds	$33,638,525	$30,330,344
Participant loans	554,275	573,219
Self directed brokerage account	641,803	227,292

Total participant directed	34,834,603	31,130,855

Nonparticipant-directed
Investment in Gray Television, Inc. Common Stock Fund- Class A shares of Gray Television, Inc. Class A Common stock allocated to participants	254,989	432,556

Investment in Gray Television, Inc. Common Stock Fund Shares of Gray Television, Inc. common stock allocated to participants	6,754,217	7,818,679

Total nonparticipant directed	7,009,206	8,251,235

Total investments	41,843,809	39,382,090

Receivables
Employer contributions	796,351	1,385,479
Participant contributions	—	309,801
Other	—	40,000

Total receivables	796,351	1,735,280

Total assets	42,640,160	41,117,370

Liabilities

Due to employer	—	54,000
Excess Contributions	29,036	—

Total liabilities	29,036	54,000

Net assets available for benefits	$42,611,124	$41,063,370

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions in net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,884,776)
Interest and dividends	1,625,102

Total investment loss	(1,259,674)

Contributions
Rollover contributions	26,372
Participant contributions	4,176,131
Employer contributions – matching	1,519,579
Employer contributions – voluntary	650,943

Total contributions	6,373,025

Total additions	5,113,351

Deductions from net assets attributed to:
Benefits paid to participants	3,548,357
Administrative expenses	17,240

Total deductions	3,565,597

Net increase in net assets available for benefits	1,547,754
Net assets available for benefits, beginning of year	41,063,370

Net assets available for benefits, end of year	$42,611,124

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1.	Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The “Employer” is the Plan’s sponsor and Plan administrator. Effective April 1, 2004, Reliance Trust Company (“Reliance”) became the Plan’s trustee and custodian and Metropolitan Life Insurance Company (“MetLife”) became the Plan’s recordkeeper.

Contributions

The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402( c ) (5) to $14,000 in 2005. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $42,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2005. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The voluntary contribution was equal to one percent of eligible compensation for the year ended December 31, 2005. The Employer’s contributions are made in shares of Gray Television, Inc. common stock.

Investment Options

Participants may direct their contributions, employer contributions, and any related earnings into various investment options sponsored by the Plan. The Plan currently offers fourteen mutual funds and one guaranteed investment account as investments options for participants. Participants may change their investment elections daily. Matching contributions made in shares of Gray Television, Inc. common stock may not be redirected by a participant until the participant’s accounts are fully vested.

Participant Accounts

Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures are used to reduce future Employer contributions. Forfeitures of nonvested amounts of $175,405 were utilized to reduce the Employer contribution for the year ended December 31, 2005.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Recordkeeper based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2005 ranged from 5 percent to 9.5 percent.

2.	Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Gray Television, Inc. common stock are valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange, or if no sales were made that date, at the closing price on the next preceding day on which sales were made. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

3.	Investments

The Plan has a general investment contract with MetLife (“Guaranteed Investment Account”). MetLife maintains the Plan’s deposits in an unallocated fund, to which it adds interest at the contract rate, which was 3.35% and 3.25% as of December 31, 2005 and 2004, respectively. Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 3.16%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value, as reported by MetLife, of the investment is not materially different from its contract value.

The fair values of investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Participant directed:
Mutual Funds:
American Funds American Balanced Fund	$2,854,292	$2,615,916
American Funds Growth Fund of America Fund	2,721,752	2,073,500
American Century Strategic Allocation Conservative Advisor Class	11,710,386	11,862,145
American Century Strategic Allocation Aggressive Advisor Class	5,928,851	5,492,672
American Century Strategic Allocation Moderate Advisor Class	4,111,664	4,234,113
Other	6,953,383	4,279,290
Participants Loans With Interest Rates Ranging From 5% - 9.5%	554,275	573,219

Total Participant Directed	34,834,603	31,130,855

Nonparticipant directed:
Common Stock
(held in the Gray Television, Inc. Common Stock Fund)	6,754,217	7,818,679
Other	254,989	432,556

Total Nonparticipant directed	7,009,206	8,251,235

	$41,843,809	$39,382,090

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
4.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 25, 1995, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has subsequently amended and restated the Plan by adopting a volume submitter program. An IRS determination letter has not been obtained for the Plan instrument as adopted, but an IRS opinion letter has been obtained by the volume submitter program sponsor regarding the original plan instrument. The volume submitter program received a favorable opinion letter from the Internal Revenue Service, dated September 4, 2001, regarding the program’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified as of December 31, 2005, and as such, no provision for income tax has been included in the Plan’s financial statements.

5.	Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust. Reliance Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

6.	Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

7.	Plan Spinoff

Effective December 30, 2005, in accordance with a separation and distribution agreement between the Employer and Triple Crown Media, Inc. (TCM), the Plan was amended to fully vest transferred employees of Gray Publishing, LLC and Graylink, LLC, its affiliates and participating employers of the Plan, which were spun-off from the Employer. Transferred employees who have completed a year of service during the Plan year and who are employed as of the separation date, December 30, 2005 have shared in the annual discretionary matching contribution for the 2005 Plan year. The number of employees affected by the spin-off was approximately 349, which represents less than 20% of the total plan participants.

In connection with the spin-off, the Plan received one share of TCM common stock for every ten shares of Gray Television, Inc. common stock and for every ten shares of Gray Television, Inc. Class A common stock held by shareholders of record as of December 30, 2005, of which the Plan held approximately 470,000 shares. The Plan received approximately 47,000 shares of TCM common stock on January 3, 2006, related to this transaction.

8.	Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2005 and 2004 to the Form 5500:

	2005	2004

Net assets available for benefits per the financial Statements	$42,611,124	$41,063,370
Current year employer contributions receivable	(796,351)	(1,385,479)
Due to employer, per the financial statements	—	54,000
Other, per the financial statements	—	(40,000)
Excess contributions, per financial statement	29,036	—

Net assets per the Form 5500	$41,843,809	$39,691,891

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2005 per these financial statement and net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$1,547,754
Current year employer contributions receivable	(796,351)
Excess Contributions	29,036
Prior year employer contributions receivable	1,385,479
Prior year dividend receivable	40,000
Prior year due to employer	(54,000)

Net income per the Form 5500	$2,151,918

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of
	Investment Shares	Cost	Fair Value
Held in custody by Reliance Trust Company *
Alger Mid Cap Growth Ins Fund	20,143.345	#	$ 336,797
American Century Strategic Allocation	753,348.400	#	5,928,851
Aggressive Advisor Class
American Century Strategic Allocation Moderate	610,039.461	#	4,111,664
Advisor Class
American Century Strategic Allocation	2,129,161.204	#	11,710,386
Conservative Advisor Class
American Funds American Balanced Fund	160,173.576	#	2,854,292
American Funds Europacific Growth Fund	29,919.026	#	1,229,671
American Funds Growth Fund of America Fund	88,196.776	#	2,721,752
American Funds Investment Company of America Fund	47,317.792	#	1,483,885
Blackrock Govt Income Fund	36,035.303	#	390,985
Blackrock Small Midcap Growth Portfolio	22,890.970	#	328,028
Henssler Equity Fund	2,163.254	#	31,346
JP Morgan Mid Cap Value Fund	28,672.653	#	667,500
Lord Abbett Small Cap Value Fund	25,463.378	#	722,172
Met Series Stock Index Fund Class II	4,616.031	#	52,253
Stable Value Pooled GIC 4th Quarter 2002			1,068,944
Gray Television, Inc. *
Common Stock – Class A	16,422.237	327,878	254,989
Common Stock Common Stock Fund	453,668.520	8,750,032	6,754,217
Self Directed Brokerage Acct	641,802.000	641,802	641,802

Total held in custody by Reliance Trust Company*			41,289,534

Participant Loans (rates of interest lowest – 5%, Highest – 9.5%)*		#	554,275

			$41,843,809

*	Indicates a party-in-interest.

#	Not applicable for participant directed investments.